082-34842

KERRY

05012641

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

11th November, 2005.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael Ryan
Head of Investor Relations
Kerry Group PLC

PROCESSED
NOV 18 2005
THOMSON
FINANCIAL

RECEIVED
2005 NOV 18 A 10:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

11/18

082-34842

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Mr James Ferguson,
Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2.

11th November 2005

Our ref: BD.EC.KL.ISE

Re: Kerry Group plc

Dear James

Please note the following dates.

Date	**Announcements**
28th February 2006	Preliminary Results for 2005
16th May 2006	AGM
5th September 2006	Interim Results for 2006

Should you have any queries please do not hesitate to contact me.

Yours sincerely
KERRY GROUP PLC

Brian Durran
GROUP SECRETARY